
December 11, 2023

Bradley G. Gray
President & Chief Financial Officer
Diversified Energy Co plc
1600 Corporate Drive
Birmingham, Alabama 35242

> **Re: Diversified Energy Co plc**
> **Amendment No. 1 to Registration Statement on Form 20-F**
> **Filed December 8, 2023**
> **File No. 001-41870**

Dear Bradley G. Gray:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 20-F

Item 4. Information on the Company
Recent Developments, page 38

1. We note from your disclosure on pages 39 and 65 that your 20-for-1 reverse stock split became effective on December 5, 2023. Since your registration statement is not yet effective, please explain to us why the financial statements have not been retrospectively adjusted for the reverse stock split. Refer to the guidance in i) paragraph 64 of IAS 33 and ii) SAB Topic 4.C.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Shannon Buskirk, Staff Accountant, at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at 202-551-

Bradley G.  Gray
Diversified Energy Co plc
December 11, 2023
Page 2

4727 or John Hodgin, Petroleum Engineer, at 202-551-3699 with questions about engineering comments. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:     Ryan J. Lynch, Esq.